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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                            VENDINGDATA CORPORATION
________________________________________________________________________________
                                (Name of Issuer)

                          Common Stock $.001 par value
________________________________________________________________________________
                         (Title of Class of Securities)

                                  92261Q 10 3
________________________________________________________________________________
                                 (CUSIP Number)

         Stacie L. Brown, 6830 Spencer Street, Las Vegas, Nevada 89119;
                              Tel.: (702) 733-7195
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 20, 2000
________________________________________________________________________________
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92261Q 10 3                 13D                     Page 2 of 21 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Richard S. Jaslow
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     Personal Funds
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

     Not Applicable
________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         400,745 shares
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           150,000 shares
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           400,745 shares
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    150,000 shares
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     550,745
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     5.07%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     IN
________________________________________________________________________________

         This Amendment No. 2 amends the Schedule 13D dated September 22, 1999 ("Schedule 13D") and the Amendment No. 1 dated December 29, 1999, (the "First Amendment") of Richard S. Jaslow with respect to his ownership of the common stock, $.001 par value, ("Common Stock") of VendingData Corporation, a Nevada corporation ("Issuer"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D or the First Amendment.


ITEM 3. SOURCE OF FUNDS OR OTHER CONSIDERATIONS

         Personal funds.

ITEM 4. PURPOSE OF TRANSACTION

         The purpose of this Amendment No. 2 to Schedule 13D is a result of a loan to Issuer in the amount of $100,000 (the "Loan") by Dr. Jaslow. In connection with the Loan, Dr. Jaslow executed, and Issuer accepted, the Subscription Agreement dated July 20, 2000. The Issuer also executed a 9.5% Convertible Note due July 20, 2001 (the "Note") in favor of Dr. Jaslow, who may elect to convert the Note into 38,461 shares of Common Stock at a conversion price of $2.60 per share. On July 20, 2000, Issuer also executed a Warrant To Purchase Shares Of Common Stock (the "Warrant") in favor of Dr. Jaslow for 25,000 shares of Common Stock.

         This Amendment No. 2 also reports the expiration of Dr. Jaslow's Class A Warrants to purchase 50,336 shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         RICHARD S. JASLOW             PRESENTLY OWNED            PERCENTAGE(3)

         Sole Voting Power                400,745(1)                  3.69 %

         Shared Voting Power              150,000(2)                  1.38 %

         Sole Dispositive Power           400,745(1)                  3.69 %

         Shared Dispositive Power         150,000(2)                  1.38 %

         Total Beneficial Power           550,745                     5.07 %

----------

1 This amount represents 217,084 shares of Common Stock issued directly to Dr. Jaslow, 100,000 shares of Common Stock issued to the Richard S. Jaslow IRA, 18,200 shares of Common Stock issuable to Dr. Jaslow upon exercise of certain warrants, 2,000 shares of Common Stock issuable to Dr. Jaslow upon exercise of options granted pursuant to the 1999 Directors' Stock Option Plan, 38,461 shares of Common Stock issuable to Dr. Jaslow upon conversion of that certain 9.5% Convertible Note dated July 20, 2000, and 25,000 shares of Common Stock issuable to Dr. Jaslow upon exercise of certain warrants.

2 This amount represents 50,000 shares of Common Stock issued to Dr. Jaslow's spouse, 50,000 shares of Common Stock issued to Dr. Jaslow's daughter, and 50,000 shares of Common Stock issued to the trust of Dr. Jaslow's daughter.

3 These percentages reflect the percentage share ownership with respect to 10,854,799 shares, the number of shares of Common Stock outstanding as of July 31, 2000.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

         The Subscription Agreement dated July 20, 2000, by and between Dr. Jaslow and Issuer is attached hereto as Exhibit "A". The Note, as executed by Issuer, is attached hereto as Exhibit "B", and the Warrant, as executed by Issuer, is attached hereto as Exhibit "C".


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: August 3, 2000



                                               /s/ by Stacie L. Brown
                                               ---------------------------------
                                               Stacie L. Brown, Attorney-In-Fact
                                               For Richard S. Jaslow

                                                                       Exhibit A

                             SUBSCRIPTION AGREEMENT

         THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made and entered into as of the 20th day of July 2000, between CVI Technology, Inc., a Nevada corporation (the "Company") and Richard S. Jaslow ("Purchaser") and is delivered and executed in connection with the Company's sale of Units (as defined below).

         1. DESCRIPTION OF UNITS

                  This Agreement sets forth the terms and conditions under which Purchaser will purchase a Unit. Each Unit shall consist of (i) a 9.5% convertible note due 2001 in the form attached hereto as Exhibit A in increments of $50,000, and (ii) a warrant in the form attached hereto as Exhibit B to purchase 12,500 shares of the Company's common stock (the "Common Stock") for each $50,000 of principal amount of the Note purchased by Purchaser hereunder. The issuance of Units by the Company is limited to accredited investors.

         2. OFFER

                  (a) Purchaser, by signing this Agreement, hereby offers to purchase two Unit(s) for One Hundred Thousand Dollars $100,000 (the "Investment Amount"), consisting of (i) a Note in the principal amount of One Hundred Thousand Dollars $100,000 and (ii) a Warrant to purchase 25,000 shares of Common Stock.

                  (b) The Company shall have the right, at its sole and absolute discretion, to reject this subscription offer, or to accept such offer. If the Company accepts Purchaser's offer, the Company shall execute this Agreement and return a copy of the Agreement, the Note and the Warrant to Purchaser. If the Company rejects Purchaser's offer, the Company shall return to Purchaser this Agreement, together with any payment made by Purchaser to the Company, without interest or deduction.

         3. RECEIPT OF DOCUMENTS

                  Purchaser hereby acknowledges receipt of a copy of: (1) this Agreement; (2) the Note; (3) the Warrant; (4) the Company's Registration Statement on Form S13-2/A dated October 16, 1998; (5) the Company's Quarterly Annual Report on Form 10-KSB for the year ended December 31, 1999; and (6) the Company's Report on Form 10-QSB for the quarter ended March 31, 2000 (collectively, the "Documents").

         4. USE OF PROCEEDS; NO REFUNDS

                  The Investment Amount shall be used to for general working capital purposes. Upon execution and delivery of this Agreement, the Investment Amount shall not, under any circumstances, be refunded to Purchaser.

         5. REPRESENTATIONS AND WARRANTIES OF PURCHASER

                           Purchaser represents and warrants to the Company as
follows:

                  (a) Purchaser, either alone or through Purchaser's purchaser representative (as that term is defined under Rule 501(h) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act") ("Purchaser's Representative," herein)), if any, has had an opportunity to ask questions of and receive answers from duly designated representatives of the Company concerning the terms and conditions of this Agreement and has been afforded an opportunity to examine such documents and other information which Purchaser or Purchaser's Representative, if any, has requested for the purpose of answering any question Purchaser or Purchaser's Representative, if any, may have concerning the business and affairs of the Company.

                  (b) Purchaser's principal residence is located in the State of Massachusetts. Purchaser has received and reviewed this Agreement and the Documents and acknowledges the Company made available to Purchaser at a reasonable time prior to the execution of this Agreement the opportunity to ask questions and receive answers concerning the business and affairs of the Company and the terms and conditions of the sale of the Unit(s) as contemplated by this Agreement and to obtain any additional information (which the Company possesses or can acquire without unreasonable effort or expense) as may be necessary to verify the accuracy of information furnished to Purchaser. Purchaser (i) is able to bear the loss of its entire investment without any material adverse effect on his economic stability, and (ii) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment to be made by him pursuant to this Agreement.

                  (c) Purchaser and Purchaser's Representative, if any, understand that the Units are being offered and sold only to "accredited investors" (as that term is defined under Rule 501(a) of Regulation D), and Purchaser represents that Purchaser is an accredited investor. Purchaser understands the Company is relying on Purchaser with respect to the accuracy of this representation.

                  (d) Purchaser and Purchaser's representative, if any, understand that this Agreement may not comply with the information requirements of Regulation D for offers and sales to non-accredited investors (see Regulation D, Rule 502(b)), and, consequently, Purchaser understands the significance of its representation to the Company that it is an accredited investor. Purchaser and Purchaser's representative, if any, acknowledge that they were encouraged by the Company to request all additional information which might be material or important in order for Purchaser to make an informed investment decision with respect to the Company.

                  (e) The Unit(s) are being purchased for investment purposes only for such Purchaser's own account and not with the view to, or for resale in connection with, any distribution or public offering thereof. Purchaser understands that the Note and the Warrants have not been registered under the Securities Act or any state securities laws by reason of their contemplated issuance in transactions exempt from the registration requirements of the Securities Act and applicable state securities laws, and that the reliance of the Company and others upon these exemptions is predicated in part upon the representation by Purchaser. Purchaser understands that the Unit, the Note and/or the Warrant may not be transferred or resold without the prior approval of the Company.

                  (f) Purchaser has taken the time to carefully read this Agreement, the Documents and any other information furnished to Purchaser by the Company in connection with this Agreement.

                  (g) Purchaser was not solicited to purchase the Unit, the Note and/or the Warrant by any means of general solicitation, including but not limited to the following: (i) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio; (ii) any meeting where attendees were invited by any general solicitation or general advertising.

                  (h) Purchaser and Purchaser's Representative, if any, are aware that the shares issuable upon conversion of the Note and exercise of the Warrant are and will be, when issued, "restricted securities", as that term is defined in Rule 144 (the "Rule") of the rules and regulations promulgated under the Securities Act. Purchaser and Purchasees Representative, if any, are fully aware of the applicable limitations on the resale of the resulting shares. The Rule only permits sales of "restricted securities" held for not less than one year upon compliance with the requirements of such Rule. If the Rule is available to Purchaser, and representatives of the Company hereby advise Purchaser that such availability is highly unlikely, Purchaser may make only routine sales of the resulting shares in limited amounts in accordance with the terms and conditions of the Rule. Purchaser is fully aware that in any event, there is not likely to be any market for the resulting shares and that finding a purchaser for the resulting shares could be extremely difficult.

                  (i) Purchaser and Purchaser's Representative, if any, understand that any and all certificates representing the resulting shares shall bear a legend substantially as follows, which legend Investor has read and understands:

                  The Shares represented by this Certificate have not been registered under the Securities Act of 1933 (the "Act") or the securities laws of any state and are "restricted securities" as that term is defined in Rule 144 under the Act. Such Shares may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act and the applicable state securities laws or pursuant to an exemption from registration thereunder, the availability of which is to be established to the satisfaction of counsel to the issuer.

                  (j) Purchaser acknowledges that in making its investment decision Purchaser has relied upon its examination of the Company and its officers, directors and employees regarding the merits and risks involved. Investor has consulted its own attorney, business or tax advisor as to legal, business or tax advice.

                  (k) Purchaser represents and warrants that Purchaser can bear the economic risk of loss of Purchaser's entire investment in the Company. Purchaser understands that an investment in the Company involves substantial risks, including, without limitation, the risk factors described in the Documents and the following:

                             (i) Need for Additional Financing. The Company, at this time, has limited capital resources. To continue operations, the Company may require additional financing for working capital and general business purposes. No assurance can be given that the Company will obtain any additional outside financing on terms that are favorable to the Company or in amounts necessary to fund its cash requirements.

                             (ii) Dilution. If the Company obtains additional funds through private or public equity or debt financings, and if Purchaser acquires common stock through conversion of the Note or exercise of the Warrant, Purchaser may experience substantial dilution as a consequence of such future financings, including, without limitation, a reduction in his respective percentage ownership in the Company.

                             (iii) Competition. The gaming and gaming related products industry is characterized by intense competition. Many of the Company's competitors have far greater experience and financial resources than the Company. No assurance can be given that the Company will be able to compete effectively against its competitors.

                             (iv) Dependence on Key Personnel. The Company's success depends to a significant extent on the performance of certain key personnel. The loss of such key personnel could materially and adversely affect the Company. The Company has not executed employment agreements with all such key personnel.

                             (v) Limitations on Transferability. Transferability of the Unit, the Note and the Warrant sold pursuant to this Agreement will be restricted by the prior express written approval. Purchaser will be required to bear the economic risk of his investment in the Company for an indefinite period of time.

                             (vi) Absence of Market for the Shares. The Units are being offered exclusively to accredited investors for investment purposes only. There will be no public market for the Unit, the Note and the Warrant. Although the Company intends to cause its common stock to begin trading, there is no assurance that this will occur. Accordingly, the Unit the Note and the Warrant are not liquid investments. The Units are only suitable for persons who have substantial financial resources, have no need for liquidity in their investment in the Company and who are prepared to lose their investment in the Company in its entirety.

                             (vii) Tax Risks. An investment in the Units may involve material and substantial tax consequences to Purchaser. Purchaser is urged to consult with tax counsel and/or a tax accountant or Purchaser's own choice concerning the tax consequences particular to Purchaser which may arise from subscribing to, holding and/or disposing of the Unit, the Note and the Warrant.

         6. INDEMNEFICATION BY PURCHASER

                  Purchaser agrees that it shall indemnify and hold harmless the Company and its officers, directors, employees, agents and professional advisors from and against any and all loss, damage, liability, or expense, including costs and reasonable attorneys' fees, that the foregoing, or any of them, may incur by reason of, or in connection with, any misrepresentation, inaccurate statement or material omission made by Purchaser herein, any breach of any of Purchaser's warranties, or any failure on Purchaser's part to fulfill any of Purchaser's covenants, agreements or obligations set forth herein.

         7. AUTHORIZATION

                  Purchaser hereby authorizes the Company and its officers, employees and agents to investigate Purchaser's personal and business background including, without limitation, communication with any employer, former employer, business associate, government agency, bank or other credit reference. Purchaser hereby authorizes any person, organization or entity that may have any knowledge or information Purchaser personal or business background to provide such information to the Company as the Company may request.

         8. NO BROKERS OR FINDERS

                  No person, firm or corporation has or will have, as a result of any act or omission by such Purchaser, any right, interest or valid claim against Purchaser or the Company for any commission, fee or other compensation as a finder or broker, or in any similar capacity, in connection with the transactions contemplated by this Agreement.

         9. MISCELLANEOUS

                  (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada.

                  (b) This Agreement, the Note and the Warrant contain the entire agreement between the Company and Purchaser with regard to the subject matter hereof and may not be modified or waived except in a writing signed by both the Company and Purchaser.

                  (c) The headings of this Agreement are for convenience and reference only, and shall not limit or otherwise affect the interpretation of any term or provision hereof.

                  (d) This Agreement and the rights, powers, and duties set forth herein shall, except as otherwise expressly provided herein, be binding upon and inure to the benefit of, the heirs, executors, administrators, legal representatives, successors, and assigns of the parties hereto.

                  (e) Purchaser may not assign any of Purchaser's rights or interests in and under this Agreement without the prior written consent of the Company, and any attempted assignment without such consent shall be null and void and without any force or effect whatsoever.

                  (f) If any legal action or any arbitration or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys' fees and other costs incurred in that action or proceeding, in addition to any other relief to which it may be entitled.

                  (g) This Agreement shall be construed in accordance with its intent and without regard to any presumption or any other rule requiring construction against the party causing the same to be drafted.

                  (h) If any provision of this Agreement, or any portion of any provision, shall be deemed invalid or unenforceable for any reason whatsoever, such invalidity or unenforceability shall not affect the enforceability and validity of the remaining provisions hereof

                  IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first set forth above.

"PURCHASER"

RICHARD S. JASLOW

By: /s/ Richard S. Jaslow
   ---------------------------------
    Richard S. Jaslow

Address:  300 C Faunce Corner Road
          N. Dartmouth, MA 02747

                      ACCEPTANCE OF SUBSCRIPTION AGREEMENT

         On this 20th day of July 2000, CVI Technology, Inc., a Nevada corporation, hereby accepts offer of Richard S. Jaslow to purchase two Units at $50,000 per Unit ($2.60 per share) for a total subscription amount of $100,000.

CVI TECHNOLOGY, INC.

By: /s/ Stacie L. Brown, Attorney-In-Fact for
   ------------------------------------------
    Steven J. Blad, President and
    Chief Executive Officer

                                                                       Exhibit B



         THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER THE SECURITIES OR BLUE SKY LAWS OF ANY STATE, AND THIS NOTE MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION; PROVIDED, HOWEVER, THAT THIS NOTE MAY BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED PURSUANT TO AN EXEMPTION FROM REGISTRATION OR QUALIFICATION.



                              CVI TECHNOLOGY, INC.


                     9.5% CONVERTIBLE NOTE DUE JULY 20, 2001



$100,000                                                          July 20, 2000



         FOR VALUE RECEIVED, the undersigned CVI Technology, Inc., a Nevada corporation ("Obligor"), hereby promises to pay to the order of Richard S. Jaslow or his registered assigns ("Holder") on July 20, 2001, the principal sum of One Hundred Thousand and 00/100 Dollars ($100,000.00) and to pay interest on the unpaid principal balance hereof from the date hereof at a rate of 9.5% per annum, payable on July 20, 2001. Holder may, however, elect to extend the payable date for up to four one-year periods. In such case, this Note will be due July 20, 2002, July 20, 2003, July 20, 2004, or July 20, 2005, as Holder may determine. Should Holder elect to extend the date payable, interest on this Note shall be due, at Holder's option: (1) annually; or (2) upon either (a) Holder's conversion of this Note; or (b) Obligor's repayment of this Note. This Note is unsecured. At its discretion, Obligor may, at any time, redeem the Note without penalty upon payment of' the face value of the Note and any unpaid and accrued interest.

         This Note is being issued as part of a Unit consisting of a Common Stock Purchase Warrant (the "Warrant") to purchase up to 25,000 shares of Obligor's common stock (the "Common Stock"). This Note and the Warrant are not detachable unless and until the Note is converted in accordance herewith. Exercise of certain rights under the Warrant are expressly subject to certain conditions contained therein and herein.

         After expiration of one (1) year from the date of the Note, Holder is entitled, at his option, to convert this Note into fully paid and non-assessable shares of restricted $.001 par value common stock of the Obligor ("Common Stock") at the conversion price of $2.60 per share (the "Conversion Price"), subject to such adjustment or adjustments, if any, of such Conversion Price and the Common Stock issuable upon conversion, upon surrender of this Note, duly endorsed or assigned to Obligor or in blank, to Obligor, with the conversion notice attached hereto, or accompanied by a separate written notice substantially in the form of such conversion notice, duly executed by Holder and stating that Holder elects to convert this Note, or if less than the entire principal amount hereof is to be converted (but in not less than $25,000 increments), the portion hereof to be converted, all in accordance with the provisions of the Subscription Agreement. No fractional shares will be issued on conversion, but instead of any fractional interest, Obligor shall pay a cash adjustment. If Obligor shall, prior to the conversion or payment of the Note in full, (a) declare a dividend or make a distribution of its Common Stock payable in shares of its Common Stock, (b) subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock, or (c) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (d) issue any shares of capital stock of the Company by reclassification or capital reorganization of its shares of Common Stock, then the conversion privilege and the Conversion Price in effect immediately prior to such action shall be adjusted so that the Holder of a Note thereafter converted shall be entitled to receive the number and kind of shares of Common Stock or other Capital Stock which the Holder would have owned or have been entitled to receive immediately after such action had the Holder converted the Note immediately prior to the record date in the case of (a), or the effective date in the case of (b), (c) or (d).

         Obligor shall prepare and, no sooner than nine months and no later than twelve months after the date hereof, file with United States Securities and Exchange Commission (the "SEC"), an appropriate registration statement to effect a registration of the Registrable Securities (as defined below) covering the resale of the Registrable Securities issuable to Holder upon conversion of this Note, which registration statement, to the extent allowable under the Securities Act of 1933, as amended, and the rules promulgated thereunder (including Rule
416), shall state that such registration statement also covers such indeterminate numbers of additional shares of Common Stock as may become issuable upon conversion of the Note to prevent dilution resulting from stock splits, stock dividends or similar transactions. The Company shall use its best efforts to obtain effectiveness of the registration statement as soon as practicable. For purposes of this Agreement, the term "Registrable Securities" means the shares of Common Stock issued or issuable upon conversion of the Note and any shares of capital stock issued or issuable as a dividend on or in exchange for or otherwise with respect to any of the foregoing. All reasonable expenses, other than underwriting discounts and commissions, incurred by Obligor in connection with registrations, filings or qualifications pursuant to this paragraph, including without limitation, all registration, listing and qualification fees, printers and accounting fees, and the fees and disbursements of counsel for Obligor, shall be borne by Obligor.

         Obligor may issue other indebtedness from time to time prior to or hereafter that has a senior ranking to this Note in priority of payment, and this Note will be subordinate in right of payment thereto. In the event any action is taken to collect or enforce the indebtedness evidenced by this Note (the "Indebtedness") or any part thereof, Obligor agrees to pay, in addition to the principal and interest due and payable hereon, all costs of collecting this Note, including reasonable attorneys' fees and expenses. These costs shall include any expenses incurred by Holder in any bankruptcy, reorganization, or other insolvency proceeding.

         No delay or omission of Holder in exercising any right or rights, shall operate as a waiver of such right or any other rights. A waiver on one occasion shall not be construed as a bar to or waiver of any right or remedy on any future occasion.

         The liability of Obligor under this Note (and the liability of any endorsers of this Note) shall not be discharged, diminished or in any way impaired by (a) any waiver by Holder or failure to enforce or exercise rights under any of the terms, covenants or conditions of this Note, (b) the granting of any renewal, indulgence, extension of time to Obligor, or any other obligors of the Indebtedness, or (c) the addition or release of any person or entity primarily or secondarily liable for the Indebtedness.

         In no event shall the interest rate charged or received hereunder at any time exceed the maximum interest rate permitted under applicable law. Payments of interest received by Holder hereunder which would otherwise cause the interest rate hereunder to exceed such maximum interest rate shall, to the extent of such excess, be deemed to be (and be deemed to have been contracted as being) prepayments of principal and applied as such.

         This Note shall be binding upon the undersigned and his successors and assigns and shall inure to the benefit of Holder, his successors and assigns. Every person and entity at any time liable for the payment of this Note hereby waives demand, presentment, protest, notice of protest, notice of nonpayment due and all other requirements otherwise necessary to hold them immediately liable for payment hereunder.

         This Note is governed by and shall be construed and enforced in accordance with the laws of the State of Nevada.

         Time is of the essence with respect to all of the terms and provisions of this Note.

              CVI TECHNOLOGY, INC.

              By: /s/ Stacie L. Brown, Attorney-In-Fact for
                  ------------------------------------------------------------
                  Steven J. Blad, President and Chief Executive Officer

                              NOTICE OF CONVERSION

     To CVI Technology, Inc.:

         The undersigned Holder of this 9.5% Convertible Note due July 20, 2001 (this "Note") hereby irrevocably exercises the option to convert $________principal amount of this Note, into shares of restricted $.001 par value common stock of CVI Technology, Inc. ("Common Stock"), in accordance with the terms and conditions of this Note, and directs that the shares of restricted Common Stock issuable and deliverable upon conversion be issued and delivered to the undersigned unless a different name has been indicated below. If shares of Common Stock are to be registered in the name of a person or entity other than the undersigned, the undersigned will pay any transfer taxes payable with respect thereto.

         In the event that the shares of Common Stock are registered pursuant an effective registration statement under the Securities Act of 1933, as amended, the undersigned shall be issued shares of registered Common Stock, rather than shares of restricted Common Stock.

Dated: _____________________________

ATTEST:_____________________________

Signed:_____________________________
By:_________________________________
Its:________________________________
Address: ___________________________
City:_______________________________
State:_____________  Zip:___________
Tax Identification No.: ____________

         Complete the items below for registration of shares of Common Stock only if otherwise than in name and address of Richard S. Jaslow.

-------------------------------------   ------------------------------------
(Name)                                                  (Address)

-------------------------------------   ------------------------------------
(City, State, and Zip Code)                 (Tax Identification Number)

         THIS WARRANT AND THE SHARES ISSUABLE UPON THE EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAW. THIS WARRANT OR SUCH SHARES MAY NOT BE SOLD, DISTRIBUTED, PLEDGED, OFFERED FOR SALE, ASSIGNED, TRANSFERRED, OR OTHERWISE DISPOSED OF UNLESS: (A) THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAW COVERING ANY SUCH TRANSACTION INVOLVING SAID SECURITIES; (B) THE COMPANY (DEFINED BELOW) RECIEVES AN OPINION OF LEGAL COUNSEL FOR THE HOLDER OF THIS WARRANT STATING THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION AND SUCH OPINION IS IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY; OR (C) PURSUANT TO RULE 144 UNDER SUCH ACT.


                               WARRANT TO PURCHASE
                             SHARES OF COMMON STOCK


                              CVI TECHNOLOGY, INC.

         THIS IS TO CERTIFY THAT, for value received, Richard S. Jaslow (the "Holder") is entitled, during a specified period of time as set forth in Section 3 herein (the "Exercise Period"), to purchase from CVI Technology, Inc., a Nevada corporation (the "Company"), 25,000 fully paid and nonassessable shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), at an exercise price per share as set forth in Section 1 herein (the "Exercise Price") (such number of shares and the Exercise Price being subject to adjustment as provided herein). The term "Warrant," as used herein, refers to this Warrant to Purchase Shares of Common Stock, the term "Warrant Shares," as used herein, refers to the shares of Common Stock purchasable hereunder, and the term "Parties," as used herein, refers collectively to the Holder and the Company. This Warrant is issuable only as part of a Unit or Units consisting of certain $100,000 principal amount 9.5% Convertible Note Due July 20, 2001, dated as of the same date hereof to Holder (as "Purchaser") and the Company (as "Obligor") (collectively hereinafter the "Convertible Note"). Each Unit shall consist of 12,500 Warrant Shares and $50,000 principal amount in the form of the Convertible Note. This Warrant is only exercisable after conversion of the Convertible Note.

                              TERMS AND CONDITIONS

         This Warrant is subject to the following terms, provisions, and conditions:

         1. EXERCISE PRICE. The Exercise Price shall be $2.60 per share.

         2. MANNER OF EXERCISE; ISSUANCE OF CERTIFICATES; PAYMENT FOR SHARES. Subject to the provisions hereof, this Warrant may be exercised by the Holder, in whole or in part (but in not less than 1,000 share increments), by the surrender of this Warrant, together with an exercise agreement in the form attached hereto (the "Exercise Agreement"), duly completed and executed by the Holder, to the Company during normal business hours on any business day at the Company's principal executive offices (or such other location as the Company may designate by notice to the Holder); and upon (a) the payment to the Company in cash, by certified or official bank check or by wire transfer for the account of the Company in the amount of the Exercise Price multiplied by the number of Warrant Shares for which the Warrant is being exercised.

         The Warrant Shares so purchased shall be deemed to be issued to the Holder as the record owner of such Warrant Shares, as of the close of business on the date on which this Warrant shall have been surrendered, the completed Exercise Agreement shall have been delivered, and payment shall have been made for such Warrant Shares as set forth above. Certificates for the Warrant Shares so purchased, representing the aggregate number of shares specified in the Exercise Agreement, shall be delivered to the Holder within a reasonable time, not exceeding ten (10) business days, after this Warrant shall have been so exercised. The certificates so delivered shall be in such denominations as may be reasonably requested by the Holder and shall be registered in the name of the Holder or such other name as shall be designated by the Holder. If this Warrant shall have been exercised only in part, then, unless this Warrant has expired, the Company shall, at its expense, at the time of delivery of such certificates, deliver to the Holder a new warrant representing the number of Warrant Shares with respect to which this Warrant shall not then have been exercised.

         3. EXERCISE PERIOD. This Warrant may be exercised any time after July 20, 2001, and before 2:00 p.m., Las Vegas, Nevada time, one year after either the conversion of the Convertible Note or the Company's repayment of the debt represented by the Convertible Note (the "Exercise Period").

         4. CONDITIONS PRECEDENT CALL AND REDEMPTION. Notwithstanding anything else herein to the contrary,

                  (a) The Warrant is not exercisable unless Holder has exercised fully the conversion option under the Convertible Note.

                  (b) This Warrant may be called and redeemed, if not previously exercised after the Company gives written notice to Holder of the Company's election to call and redeem (the "Redemption Notice") the Warrant and if, within thirty 130 days of such Redemption Notice, Holder has not exercised the Warrant pursuant to the terms hereof. In no event may the Company elect to redeem the Warrant prior to July 19, 2001. In the event of such redemption, the Company must pay to Holder consideration equal to the par value of the shares issuable pursuant to the Warrant.

         5. CERTAIN AMENDMENTS OF THE COMPANY. The Company hereby covenants and agrees as follows:

                  (a) SHARES TO BE FULLY PAID. All Warrant Shares shall, upon issuance in accordance with the terms of this Warrant, be validly issued, fully paid, and non-assessable.

                  (b) RESERVATION OF SHARES. During the Exercise Period, the Company shall at all times have authorized, and reserved for the purpose of issuance upon exercise of this Warrant, a sufficient number of shares of Common Stock to provide for the exercise of this Warrant.

                  (c) SUCCESSORS AND ASSIGNS. This Warrant shall be binding upon any entity succeeding to the Company by merger, consolidation, or acquisition of all or substantially all the Company's assets.

         6. ADJUSTMENT PROVISIONS. During the Exercise Period, the Exercise Price and the number of Warrant Shares shall be subject to adjustment from time to time as provided in this Section 6. If the Company shall, prior to the conversion or payment of the Note in full, (a) declare a dividend or make a distribution of its Common Stock payable in shares of its Common Stock (b) subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock or (c) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (d) issue any shares of capital stock of the Company by reclassification or capital reorganization of its shares of Common Stock, then the conversion privilege and Exercise Price in effect immediately prior to such action shall be adjusted so that the Holder shall be entitled to receive the number and kind of shares of Common Stock or other Capital Stock which the Holder would have owned or have been entitled to receive immediately after such action had the Holder exercised the Warrant immediately prior to the record date in the case of (a), or the effective date in the case of (b), (c) or (d). In the event did any adjustment of the Exercise Price as required herein results in a fraction of a cent, such Exercise Price shall be rounded up to the nearest cent.

         7. PAYMENT OF EXPENSES. The Company and the Holder shall each be responsible for their own costs and expenses payable in connection with (a) the negotiation, preparation, execution and delivery of this Agreement and the other agreements to be executed in connection herewith; and (b) the issuance of certificates for Warrant Shares upon the exercise of this Warrant. The Company shall pay any issuance tax in connection with the issuance of certificates for Warrant Shares; provided, however, that the Holder shall be responsible for any income or other taxes in connection with such issuance.

         8. NO RIGHTS OR LIABILITIES AS A STOCKHOLDER. This Warrant shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company. No provision of this Warrant, in the absence of affirmative action by the Holder to purchase Warrant Shares, and no mere enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of such Holder for the Exercise Price or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

         9. TRANSFER, EXCHANGE, AND REPLACEMENT OF WARRANT. This Warrant, nor any interest in this Warrant, may be sold, distributed, assigned, offered, pledged or otherwise transferred without the express written consent of the Company.

                  (a) EXCHANGE OF WARRANTS; REPLACEMENTS OF WARRANTS. This Warrant is exchangeable upon the surrender hereof by the Holder to the Company at its office for new warrants of like tenor and date representing in the aggregate the right to purchase the number of shares of Common Stock purchasable hereunder, each of such new Warrants to represent the right to purchase such number of shares of Common Stock (not to exceed the aggregate total number purchasable hereunder) as shall be reasonably designated by the Holder at the time of such surrender. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction, or mutilation of this Warrant, and, in case of loss, theft or destruction, of indemnity, or security reasonably satisfactory to it, and upon surrender and cancellation of this Warrant, if mutilated the Company will make and deliver a new warrant of like tenor, in lieu of this Warrant.

                  (b) CANCELLATION: PAYMENT OF EXPENSES. Upon the surrender of this Warrant in connection with any transfer, exchange, or replacement as provided in this Section 9, this Warrant shall be promptly canceled by the Company. The Company and the Holder shall each be responsible for their own costs and expenses payable in connection with the preparation, execution, and delivery of new warrants pursuant to this
         Section 9. The Holder shall be responsible for any tax which may be payable in connection with any transfer of a certificate for Warrant Shares.

                  (c) REGISTRAR. The Company shall maintain, at its principal executive offices (or such other location as the Company may designate by notice to the Holder), a registrar for this Warrant, in which the Company shall record the name and address of the person in whose name this Warrant has been issued, as well as the name and address of each transferee and each prior owner of this Warrant.

         10. AMENDMENTS. No amendment or modification of this Warrant shall be deemed effective unless and until such amendment or modification is an express writing executed by both the Parties.

         11. GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of Nevada without regard to the body of law controlling conflicts of law. The parties hereto hereby submit to the exclusive jurisdiction of the courts located in Las Vegas, Nevada, with respect to any dispute arising under this Warrant and the transactions contemplated hereby.

         12. REGISTRATION RIGHTS.

                   (a) MANDATORY REGISTRATION. The Company shall prepare and, no sooner than nine months and no later than twelve months after the Issuance Date, file with United States Securities and Exchange Commission (the "SEC") an appropriate registration statement to effect a registration of the Registrable Securities (as defined below) covering the resale of the Registrable Securities underlying this Warrant, which registration statement, to the extent allowable under the Securities Act of 1933, as amended, and the rules promulgated thereunder (including Rule 416), shall state that such registration statement also covers such indeterminate numbers of additional shares of Common Stock as may become issuable upon conversion of the Warrants
         (i) to prevent dilution resulting from stock splits, stock dividends or similar transactions or (ii) by reason of changes in the Exercise Price in accordance with the terms of this Warrant. The Company shall use its best efforts to obtain effectiveness of the registration statement as soon as practicable. For purposes of this Agreement, the term "Registrable Securities" means the Warrant Shares issued or issuable and any shares of capital stock issued or issuable as a dividend on or in exchange for or otherwise with respect to any of the foregoing.

                    (b) OBLIGATIONS OF THE HOLDER. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Warrant with respect to the Registrable Securities of the Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents and otherwise cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of the registration statement. At least three (3) business days prior to the first anticipated filing date of the Registration Statement, the Company shall notify the Holder of the information the Company requires from each such Holder.

                     (c) EXPENSE OF THE REGISTRATION. All reasonable expenses, other than underwriting discounts and commissions, incurred by the Company in connection with registrations, filings or qualifications pursuant to this Section 12, including without limitation, all registration, listing and qualification fees, printers and accounting fees, and the fees and disbursements of counsel for the Company, shall be borne by the Company.

          13. EXPIRATION DATE. This Warrant shall expire and become null and void and of no further force or effect at 5:00 p.m. Las Vegas, Nevada time one year after either the conversion of the Convertible Note or the Company's repayment of the debt represented by the Convertible Note, but in no event later than July 20, 2005.

          IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its duly authorized officer.



                                 CVI TECHNOLOGY, INC.,
                                 a Nevada corporation

                                 BY: /S/ STACIE L. BROWN, ATTORNEY-IN-FACT FOR
                                     -----------------------------------------
                                      Steven J. Blad, President & CEO

                                 Date: July 20, 2000

                               EXERCISE AGREEMENT

TO: CVI TECHNOLOGY, INC. (THE "COMPANY")

         The undersigned, pursuant to the provisions set forth in the attached Warrant to Purchase Shares of Common Stock (the "Warrant") hereby irrevocably elects and agrees to purchase ____________ shares (the "Exercised Shares") of the Company's common stock ("Common Stock") covered by the Warrant and makes payment herewith in full therefor at the price per share provided by the Warrant in cash or by certified or official bank check in the amount of $________________. If said number of shares of Common Stock shall not be all the shares purchasable under the Warrant, a new warrant is to be issued in the name of said undersigned covering the balance of the shares purchasable thereunder less any fraction of a share paid in cash. Please issue a certificate or certificates for the Exercised Shares in the name of and pay any cash for any fractional share to:

                                  NAME: ________________________________________

                                  SIGNATURE: ___________________________________

                                  DATED: _______________________________________

                                  ADDRESS: _____________________________________

                                           _____________________________________

                                  NOTE: The above signature should correspond
                                        exactly with the name on the face of the Warrant.